LANDSTAR INC.

EMPLOYMENT AGREEMENT

This Agreement is made this 1st day of January 2001, by and between Mike Jones and LANDSTAR, INC., a Nevada corporation with its executive offices at 15825 71st Street, Suite 250 Scottsdale, AZ 85254, its affiliates, subsidiaries, successors and assigns (the “Company”).

Recitals

A.

The Company is engaged in the business of rubber tire recycling and manufacturing, including activated modified rubber, and supplies reusable recycled rubber for use in rubber manufacturing applications.  The Company develops and uses proprietary processes and devulcanization and reactivation technology, and other valuable technical and nontechnical trade secrets and other confidential information which it desires to protect.

B.

You are currently employed as an executive of the Company.

C.

The Company considers your continued services to be in the best interest of the Company and desires, through this Agreement, to assure your continued services on behalf of the Company on an objective and impartial basis and without distraction or conflict of interest in the event of an attempt to obtain control of the Company.

D.

You are willing to remain in the employ of the Company upon the understanding that the Company will provide income security as provided in this Agreement in the event of a Change in Control of the Company (as defined herein).

Agreement

NOW, THEREFORE, the parties agree as follows:

1.

Consideration.  As consideration for your entering into this Agreement and your willingness to remain bound by its terms, the Company shall employ you and provide you with access to certain Confidential Information as defined in this Agreement and other valuable consideration as provided for throughout this Agreement, including in Sections 3 and 4 of this Agreement.

2.

Restricted Employment.  While employed by the Company, you shall devote your best efforts to the business of the Company and shall not engage in any outside employment or consulting work without first securing the written consent of the Company.  Furthermore, so long as you are employed under this Agreement, you agree to devote your full time and efforts exclusively on behalf of the Company and to competently, diligently, and effectively discharge your duties hereunder. You shall not be prohibited from engaging in such personal, charitable, or other nonemployment activities that do not interfere with your full time employment hereunder and which do not violate the other provisions of this Agreement.  You further agree to comply fully with all policies and practices of the Company as are from time to time in effect.

3.

Compensation.

(a)

Your compensation will be at an annual base rate of $132,000 (“Basic Salary”), payable in accordance with the normal payroll practices of the Company, less those deductions required to be withheld or deducted by applicable laws and regulations.  The Basic Salary shall be reviewed annually by the Board of Directors and may be increased by the Board in its sole discretion.  You will also be eligible to receive incentive compensation pursuant to the terms of plans adopted by the Board of Directors from time to time.

(b)

You will be entitled to receive stock options to purchase shares of the common stock of the Company pursuant to the terms of plans adopted by the Board of Directors of the Company from time to time.  If a “Change in Control”, as defined in Section 8(f)(v), shall occur, all outstanding stock options issued to you shall become 100% vested and thereafter exercisable in accordance with such governing stock option agreements and plans.

4.

Fringe Benefits.  You will be entitled to receive employee benefits and participate in any employee benefit plans, in accordance with their terms as from time to time amended, that the Company maintains during your employment and which are made generally available to all other executive employees in similar positions.  Such benefits include but are not limited to paid vacation and sick leave, paid medical, disability and life insurance, participation in a 401(k) and profit sharing plan, and reimbursement of all business related meetings, meals, travel, and lodging as reasonably required to fulfill your employment obligations.  It is agreed that the Company will pay any necessary COBRA payments on your behalf due to any break in medical coverage for any reason, including pre-existing conditions.

 5.

Confidential Information.

(a)

As used throughout this Agreement, the term “Confidential Information” means any information you acquire during employment by the Company (including information you conceive, discover or develop) which is not readily available to the general public and which relates to the business, including research and development projects, of the Company, its subsidiaries or its affiliated companies.

(b)

Confidential Information includes, without limitation, information of a technical nature (such as trade secrets, inventions, discoveries, product requirements, designs, software codes and manufacturing methods), matters of a business nature (such as customer lists, the identities of customer contacts, information about customer requirements and preferences, the terms of the Company’s contracts with its customers and suppliers, and the Company’s costs and prices), personnel information (such as the identities, duties, customer contacts, and skills of the Company’s employees) and other financial information relating to the Company and its customers (including credit terms, methods of conducting business, computer systems, computer software, personnel data, and strategic marketing, sales or other business plans).  Confidential Information may or may not be patentable.

(c)

Confidential Information does not include information which you learned prior to employment with the Company from sources other than the Company, information you develop after employment from sources other than the Company’s Confidential Information or information which is readily available to persons with equivalent skills, training and experience in the same fields or fields of endeavor as you.  You must presume that all information that is disclosed or made accessible to you during employment by the Company is Confidential Information if you have a reasonable basis to believe the information is Confidential Information or if you have notice that the Company treats the information as Confidential Information.

6.

Confidentiality.

(a)

Except in conducting the Company’s business, you shall not at any time, either during or following your employment with the Company, make use of, or disclose to any other person or entity, any Confidential Information unless (i) the specific information becomes public from a source other than you or another person or entity that owes a duty of confidentiality to the Company and (ii) twelve months have passed since the specific information became public.  However, you may discuss Confidential Information with employees of the Company when necessary to perform your duties to the Company.

(b)

Upon Employment Separation, you shall promptly deliver without charge to the Company all memoranda, notes, records, reports, manuals, videotapes, drawings, blueprints, computer data bases, disks, and CDs, and other documents (and all copies thereof) relating to the business of the Company and all property associated therewith that you may then possess or have under your control.  As used herein, the term “notes” means written or printed words, symbols, pictures, numbers or formulae.  As used throughout this Agreement, the term “Employment Separation” means the separation from and/or termination of your employment with the Company, regardless of the time, manner or cause of such separation or termination.

(c)

If you are required by law or a court order to disclose any such Confidential Information, you shall promptly notify the Company of the requirement and provide the Company with a copy of any court order or of any law that in your opinion requires disclosure and, if the Company so elects, permit the Company an adequate opportunity, at its own expense, to contest the law or court order.

7.

Inventions.

(a)

As used throughout this Agreement, the term “Inventions” means any inventions, improvements, designs, plans, discoveries or innovations of a technical or business nature, whether patentable or not, relating in any way to the Company’s business or contemplated business if the Invention is conceived or reduced to practice by you during your employment by the Company.  Inventions includes all data, records, physical embodiments and intellectual property pertaining thereto.  Inventions reduced to practice within one year following Employment Separation shall be presumed to have been conceived during employment.

(b)

Inventions are the Company’s exclusive property and shall be promptly disclosed and assigned to the Company without additional compensation of any kind.  If requested by the Company, you, your heirs, your executors, your administrators or legal representative will provide any information, documents, testimony or other assistance needed for the Company to acquire, maintain, perfect or exercise any form of legal protection that the Company desires in connection with an Invention.

(c)

Upon Employment Separation, you shall deliver to the Company all copies of and all notes with respect to all documents or records of any kind that relate to any Inventions.

8.

Termination and Covenant Not To Compete.

(a)

By entering into this Agreement, you acknowledge that the Confidential Information has been and will be developed and acquired by the Company by means of substantial expense and effort, that the Confidential Information is a valuable asset of the Company’s business, that the disclosure of the Confidential Information to any of the Company’s competitors would cause substantial and irreparable injury to the Company’s business, and that any customers of the Company developed by you or others during your employment are developed on behalf of the Company. You further acknowledge that you have been provided with access to Confidential Information, including Confidential Information concerning the Company’s major customers, and its technical, marketing and business plans, disclosure or misuse of which would irreparably injure the Company.

(b)

In exchange for twelve months of Basic Salary following Employment Separation-- the adequacy of which you expressly acknowledge -- you agree that during your employment by the Company and for a period of twelve twelve months following Employment Separation, you shall not (as an owner, shareholder, officer, employee, manager, consultant, independent contractor, or otherwise):

(i)

Contact any employee of the Company for the purpose of discussing or suggesting that such employee resign from employment with the Company for the purpose of becoming employed elsewhere;

(ii)

Provide information about individual employees of the Company or personnel policies or procedures of the Company to any person or entity, including any individual, agency or company engaged in the business of recruiting employees, executives or officers; or

(iii)

If you served as an officer of the Company or performed any duties involving sales, marketing, sales engineering and/or product line management in the twelve months preceding Employment Separation, you shall not promote, solicit for sale or sell any product or service in direct competition with the Company’s products or services (A) to any entity that purchased over $250,000 in goods and/or services from the Company during the 12 months preceding Employment Separation, (B) to any entity which you called on for the purpose of promoting or selling the Company’s products or services during the 12 months preceding Employment Separation, or (C) to any entity which received a sales proposal from the Company within 12 months of Employment Separation if the goods or services which you seek to sell, solicit for sale or promote are directly competitive with the goods and services which are the subject of the Company’s proposal to the entity and the entity has not yet rejected the Company’s sales proposal.

(c)

Termination by Company for Cause.

An Employment Separation for Cause will occur upon a determination by the Company that “Cause” exists for your termination and the Company serves you written notice of such termination.  As used in this Agreement, the term “Cause” shall refer only to any one or more of the following grounds:

(i)

Commission of an act of dishonesty, including, but not limited to, misappropriation of funds or any property of the Company;

(ii)

Engagement in activities or conduct clearly injurious to the best interests or reputation of the Company;

(iii)

Refusal or failure to perform your assigned duties and responsibilities in a competent or satisfactory manner;

(iv)

The clear violation of any of the material terms and conditions of this Agreement or any other written agreement or agreements you may from time to time have with the Company;

(v)

Violation of any of the Company’s rules of conduct or behavior, such as may be provided in any employee handbook or as the Company may promulgate from time to time that substantially harms the Company;

(vi)

Commission of a crime which is a felony, a misdemeanor involving an act of moral turpitude, or a misdemeanor committed in connection with your employment by the Company which causes the Company a substantial detriment.

You will have the right at the Company’s expense to submit the Company’s determination of “Cause” to arbitration in Columbus, Ohio before a single arbitrator under the rules of the American Arbitration Association.

In the event of a termination under this Section 8(c), the Company will pay you only the earned but unpaid portion of your Basic Salary through the termination date.

(d)

Termination by You.

In the event of an Employment Separation as a result of termination by you for any reason, you must provide the Company with at least 14-days advance written notice and continue working for the Company during the 14-day notice period, but only if the Company so desires to continue your employment and to compensate you during such period.

In the event of a termination under this Section 8(d), the Company will pay you only the earned but unpaid portion of your Basic Salary through the termination date.

(e)

Termination by Company Without Cause.

In the event of an Employment Separation as a result of termination by the Company without Cause, the Company will pay you the earned but unpaid portion of your Basic Salary through the termination date and will continue to pay you your Basic Salary for an additional twenty-four months (the “Severance Period”).

(f)

Termination Following Change of Control.  If a “Change in Control”, as defined in Section 8(f)(v), shall have occurred and the Company terminates your employment for any reason, or you terminate your employment for Good Reason, as that term is defined in Section 8(f)(vii), then you shall be immediately entitled to the uninterrupted benefits (“Termination Benefits”) described below:

(i)

You shall be entitled to the unpaid portion of your Basic Salary plus credit for any vacation accrued but not taken and the amount of any earned but unpaid portion of any bonus, incentive compensation, or any other fringe benefit to which you are entitled under this Agreement through the date of the termination as a result of a Change in Control, plus 2.99 times your “Current Annual Compensation” as defined in this Section 8(f)(i).  “Current Annual Compensation” shall mean the total of your Basic Salary in effect at the Termination Date, plus the highest annual performance bonus actually received by you over the last three years fiscal years (or if you have been employed for a shorter period of time over such period during which you performed services for the Company), and shall include the value of any stock options granted or exercised, contributions to 401(k) or other qualified plans, medical, dental, or other insurance benefits, or other fringe benefits.

(ii)

All outstanding stock options issued to you shall become 100% vested and thereafter exercisable in accordance with such governing stock option agreements and plans.

(iii)

The Company shall maintain for your benefit, until the earlier of (a) 24 months after termination of employment following a Change in Control, or (b) your commencement of full-time employment with a new employer, all life insurance, medical, health and accident, and disability plans or programs, such plans or programs to be maintained at the then current standards of the Company, in which you shall have been entitled to participate prior to termination of employment following a Change in Control, provided your continued participation is permitted under the general terms of such plans and programs after the Change in Control.

(iv)

The Termination Benefits shall be payable to you as severance pay in twelve equal consecutive monthly payments commencing on the first day of the month after termination of employment following a Change in Control, and in consideration of your past service and of your continued services from the date hereof. You shall have no duty to mitigate your damages by seeking other employment, and the Company shall not be entitled to set off against amounts payable hereunder any compensation which you may receive from future employment.

(v)

A “Change in Control” shall be deemed to have occurred if and when, after the date hereof,

(a)  any “person” (as that term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on the date hereof), including any “group” as such term is used in Section 13(d)(3) of the Exchange Act on the date hereof, shall become the beneficial owner (as that term is defined in Section 13(d) of the Exchange Act and the rules thereunder on the date hereof) of shares of the outstanding stock of any class or classes of the Company which results in such person or group possessing more than 50% of the total voting power of the Company’s outstanding voting securities ordinarily having the right to vote for the election of directors of the Company;

(b)  as the result of, or in connection with, any tender or exchange offer, merger or other business combination, or contested election, or any combination of the foregoing transactions (a “Transaction”), the owners of the voting shares of the Company outstanding immediately prior to such Transaction own less than a majority of the voting shares of the Company after the Transaction; or

(c)  during any period of two consecutive years during the term of this Agreement, individuals who at the beginning of such period constitute the Board of Directors of the Company (or who take office following the approval of a majority of the directors then in office who were directors at the beginning of the period) cease for any reason to constitute at least one-half thereof, unless the election of each director who was not a director at the beginning of such period has been approved in advance by directors of the Company representing at least one-half of the directors then in office who were directors at the beginning of the period; or

(d) the sale, exchange, transfer, or other disposition of all or substantially all of the assets of the Company (a “Sale Transaction”).

(vi)

As used in this Agreement, the term “Good Reason” means, without your written consent,

(a)  a material change in status, position or responsibilities which, in your reasonable judgment, does not represent a promotion from existing status, position or responsibilities as in effect immediately prior to the Change in Control; the assignment of any duties or responsibilities or the removal or termination of duties or responsibilities (except in connection with the termination of employment for total and permanent disability, death, or Cause, or by you other than for Good Reason), which, in your reasonable judgment, are materially inconsistent with such status, position or responsibilities;

(b)  a reduction by the Company in your Basic Salary as in effect on the date hereof or as the same may be increased from time to time during the term of this Agreement or the Company’s failure to increase (within twelve months of your last increase in Basic Salary) your Basic Salary after a Change in Control in an amount which at least equals, on a percentage basis, the average percentage increase in Basic Salary for all executive and senior officers of the Company, in like positions, which were effected in the preceding twelve months;

(c)  the relocation of the Company’s principal executive offices to a location outside the Phoenix metropolitan area or the relocation of you by the Company to any place other than the location at which you performed duties prior to a Change in Control, except for required travel on the Company’s business to an extent consistent with business travel obligations at the time of a Change in Control;

(d)  the failure of the Company to continue in effect, or continue or materially reduce your participation in, any incentive, bonus or other compensation plan in which you participate, including but not limited to the Company’s stock option plans, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan), has been made or offered with respect to such plan in connection with the Change in Control; or

(e)  the failure by the Company to continue to provide you with benefits substantially similar to those enjoyed or entitled under any of the Company’s pension, profit sharing, life insurance, medical, dental, health and accident, or disability plans at the time of a Change in Control, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive you of any material fringe benefit enjoyed or entitled to at the time of the Change in Control, or the failure by the Company to provide the number of paid vacation and sick leave days to which you are entitled on the basis of years of service with the Company in accordance with the Company’s normal vacation policy in effect on the date hereof;

(f)  the failure of the Company to obtain a satisfactory agreement from any successor or assign of the Company to assume and agree to perform this Agreement; or

(g)  any request by the Company that you participate in an unlawful act or take any action constituting a breach of your professional standard of conduct.  Notwithstanding anything in this Section to the contrary, your right to terminate the employment pursuant to this Section shall not be affected by incapacity due to physical or mental illness.

(h)  any breach of this Agreement on the part of the Company.

(vii)

Enforcement of Agreement.  The Company is aware that upon the occurrence of a Change in Control, the Board of Directors or a shareholder of the Company may then cause or attempt to cause the Company to refuse to comply with its obligations under this Agreement, or may cause or attempt to cause the Company to institute, or may institute litigation seeking to have this Agreement declared unenforceable, or may take or attempt to take other action to deny you the benefits intended under this Agreement.  In these circumstances, the purpose of this Agreement could be frustrated.  Accordingly, if following a Change in Control it should appear to you that the Company has failed to comply with any of its obligations under Section 8(f) of this Agreement or in the event that the Company or any other person takes any action to declare Section 8(f) of this Agreement void or unenforceable, or institutes any litigation or other legal action designed to deny, diminish or to recover from you the benefits entitled to be provided to you under Section 8(f), and that you have complied with all your obligations under this Agreement, the Company authorizes you to retain counsel of your choice, at the expense of the Company as provided in this Section, to represent you in connection with the initiation or defense of any pre-suit settlement negotiations, litigation or other legal action, whether such action is by or against the Company or any Director, officer, shareholder, or other person affiliated with the Company, in any jurisdiction.  Notwithstanding any existing or prior attorney-client relationship between the Company and such counsel, the Company consents to you entering into an attorney-client relationship with such counsel, and in that connection the Company and you agree that a confidential relationship shall exist between you and such counsel, except with respect to any fee and expense invoices generated by such counsel.  The reasonable fees and expenses of counsel selected by you as hereinabove provided shall be paid or reimbursed to you by the Company on a regular, periodic basis upon presentation by you of a statement or statements prepared by such counsel in accordance with its customary practices, up to a maximum aggregate amount of $25,000.  Any legal expenses incurred by the Company by reason of any dispute between the parties as to enforceability of Section 8(f) or the terms contained in Section 8(f), notwithstanding the outcome of any such dispute, shall be the sole responsibility of the Company, and the Company shall not take any action to seek reimbursement from you for such expenses.

(g)

The noncompetition periods described in Section 8(b) of this Agreement shall be suspended while you engage in any activities in breach of this Agreement.  In the event that a court grants injunctive relief to the Company for your failure to comply with Section 8, the noncompetition period shall begin again on the date such injunctive relief is granted.

(h)

Nothing contained in this Section 8 shall be construed as limiting your obligations under Sections 5, 6, or 7 of this Agreement concerning Confidential Information, Confidentiality and Inventions.

(i)

Upon any termination or expiration of this Agreement or any cessation of your employment hereunder, the Company shall have no further obligations under this Agreement and no further payments shall be payable by the Company to you, except as provided in Sections 8(d), 8(e), and 8(f) above and except as required under any benefit plans or arrangements maintained by the Company and applicable to you at the time of such termination, expiration or cessation of your employment.

 9.

Remedies; Venue; Process.

(a)

You hereby acknowledge and agree that the Confidential Information disclosed to you prior to and during the term of this Agreement is of a special, unique and extraordinary character, and that any breach of this Agreement will cause the Company irreparable injury and damage, and consequently the Company shall be entitled, in addition to all other legal and equitable remedies available to it, to injunctive and any other equitable relief to prevent or cease a breach of Sections 6, 7, or 8 of this Agreement without further proof of harm and entitlement; that the terms of this Agreement, if enforced by the Company, will not unduly impair your ability to earn a living or pursue your vocation; and further, that the Company may cease paying any compensation and benefits under Sections 8(e) or 8(f) if you fail to comply with this Agreement, without restricting the Company from other legal and equitable remedies.  Except as otherwise provided in Section 8(f) herein, the parties agree that the prevailing party in litigation concerning a breach of this Agreement shall be entitled to reimbursement by the losing party of all costs and expenses (including reasonable legal fees and expenses) which the prevailing party incurs in successfully enforcing this Agreement and in prosecuting or defending any litigation (including appellate proceedings) concerning a breach of this Agreement.

(b)

The parties agree that jurisdiction and venue in any action brought pursuant to this Agreement to enforce its terms or otherwise with respect to the relationships between the parties shall properly lie in the Maricopa County, Arizona District State Court.  Such jurisdiction and venue is exclusive, except that the Company may bring suit in any jurisdiction and venue where jurisdiction and venue would otherwise be proper if you may have breached Sections 6, 7, or 8 of this Agreement.  The parties further agree that the mailing by certified or registered mail, return receipt requested, of any process required by any such court shall constitute valid and lawful service of process against them, without the necessity for service by any other means provided by statute or rule of court.

10.

Exit Interview.  Prior to Employment Separation, you shall attend an exit interview if desired by the Company and shall, in any event, inform the Company at the earliest possible time of the identity of your future employer and of the nature of your future employment.

11.

No Waiver.  Any failure by the Company to enforce any provision of this Agreement shall not in any way affect the Company’s right to enforce such provision or any other provision at a later time.

12.

Saving.  If any provision of this Agreement is later found to be completely or partially unenforceable, the remaining part of that provision of any other provision of this Agreement shall still be valid and shall not in any way be affected by the finding.  Moreover, if any provision is for any reason held to be unreasonably broad as to time, duration, geographical scope, activity or subject, such provision shall be interpreted and enforced by limiting and reducing it to preserve enforceability to the maximum extent permitted by law.

13.

Employment at Will; No Limitation.  You acknowledge that your employment by the Company is at-will and that your employment may be terminated at any time by the Company or you with or without cause in accordance with the terms of this Agreement.  This Agreement is in addition to and not in place of other obligations of trust, confidence and ethical duty imposed on you by law.

14.

Governing Law.  This Agreement shall be interpreted and enforced in accordance with the laws of  Arizona without reference to its choice of law rules.

15.

Final Agreement.   This Agreement replaces any existing agreement between you and the Company relating to the same subject matter and may be modified only by an agreement in writing signed by both you and a duly authorized representative of the Company.

16.

Survival.  The provisions of Sections 5, 6, 7, and 8(a) and (b) and this Section 16 shall survive termination of this Agreement and remain enforceable according to their terms except as otherwise provided herein.

17.

Amendment.  This Agreement may not be amended or supplemented by either party except by a written instrument signed by all parties.

18.

Assignment.  This Agreement is personal to you and you may not assign or delegate any of your rights or obligations hereunder.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the respective parties hereto, their heirs, executors, administrators, successors and assigns.

19.

Notices.  Any and all notices required or permitted to be given under this Agreement will be sufficient and deemed effective three (3) days following deposit in the United States or Canada mail, as applicable, if furnished in writing and sent by certified mail to you at:

Mike Jones

2290South Centre Street

Philipsburg, PA 16866

and to the Company at:

Landstar, Inc.

15825 71st Street, Suite 250

Scottsdale, AZ, 85254

Attn:  General Counsel

20.

Further Acknowledgments.   YOU ACKNOWLEDGE THAT YOU HAVE RECEIVED A COPY OF THIS AGREEMENT, THAT YOU HAVE READ AND UNDERSTOOD THIS AGREEMENT THAT YOU UNDERSTAND THIS AGREEMENT AFFECTS YOUR RIGHTS, AND THAT YOU HAVE ENTERED INTO THIS AGREEMENT VOLUNTARILY.

LANDSTAR, INC.

By:

EMPLOYEE:

Mike Jones

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